UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 1)*

                             Interline Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    458743101
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 12

                                  SCHEDULE 13G

ISSUER:  Interline Brands, Inc.                            CUSIP NO.:  458743101


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     J.P. Morgan Partners (23A SBIC), L.P.
     13-3986302
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    1,752,473 Shares of Common Stock
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,752,473 Shares of Common Stock
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------



                                     2 of 12

                                  SCHEDULE 13G

ISSUER:  Interline Brands, Inc.                            CUSIP NO.:  458743101


ITEM 1.

      (a)   NAME OF ISSUER:

            Interline Brands, Inc.

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            801 West Bay Street
            Jacksonville, Florida 32204

ITEM 2.

      (a)   NAME OF PERSON FILING:

            J.P. Morgan Partners (23A SBIC), L.P.

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            1221 Avenue of the Americas
            New York, New York  10020

      (c)   CITIZENSHIP:

            Delaware

      (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

            Common Stock, par value $0.01 per share

      (e)   CUSIP NUMBER:

            458743101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4. OWNERSHIP

      (a)   AMOUNT BENEFICIALLY OWNED:

            1,752,473 shares of Common Stock

      (b)   PERCENT OF CLASS:

            5.4% (as of December 31, 2005)

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   Sole power to vote or to direct vote: 1,752,473




                                     3 of 12

                                  SCHEDULE 13G

ISSUER:  Interline Brands, Inc.                            CUSIP NO.:  458743101



            (ii)  Shares power to vote or to direct the vote: Not applicable
            (iii) Sole power to dispose or to direct the disposition of:
                  1,752,473
            (iv) Shares power to dispose or to direct disposition of: Not applicable

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATION

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                     4 of 12

                                  SCHEDULE 13G

ISSUER:  Interline Brands, Inc.                            CUSIP NO.:  458743101



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

                                        J.P. MORGAN PARTNERS (23A SBIC), L.P.

                                        By: J.P. Morgan Partners (23A SBIC
                                            Manager), Inc.

                                        By: /s/ Jeffrey C. Walker
                                            ----------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President






                                     5 of 12

                                  SCHEDULE 13G

ISSUER:  Interline Brands, Inc.                            CUSIP NO.:  458743101



                                  EXHIBIT 2(A)



      This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., a Delaware corporation (hereinafter referred to as "JPMP Manager"), whose principal business office is located at the same address as JPMP (SBIC), and is also indirectly (through JPMP SBIC) engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer of JPMP Manager. As general partner of JPMP (SBIC), JPMP Manager may be deemed to beneficially own the shares held by JPMP (SBIC).

      JPMP Manager is a wholly owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as "JPM Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference and the names business addresses, principal occupations and employments of each of each executive officer and director of JPM Chase Bank. JPM Chase Bank is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.







                                     6 of 12

                                  SCHEDULE 13G

ISSUER:  Interline Brands, Inc.                            CUSIP NO.:  458743101


                                                                      SCHEDULE A
                  J.P. MORGAN PARTNERS (23A SBIC MANAGER), INC.

                             EXECUTIVE OFFICERS(1)

President                                      Jeffrey C. Walker*
Chief Investment Officer                       Arnold L. Chavkin*
Managing Director                              Srinivas Akkaraju*
Managing Director                              Christopher Albinson*
Managing Director                              Dr. Dana Beth Ardi*
Managing Director                              Christopher C. Behrens*
Managing Director                              John Breckenridge*
Managing Director                              Julie Casella-Esposito*
Managing Director                              Rodney A. Ferguson*
Managing Director                              Michael R. Hannon*
Managing Director                              Matthew Lori*
Managing Director                              Jonathan R. Lynch*
Managing Director                              Stephen McKenna*
Managing Director                              Sunil Mishra*
Managing Director                              Stephen P. Murray*
Managing Director                              Kevin O'Brien*
Managing Director                              Timothy Purcell*
Managing Director                              John Reardon*
Managing Director                              Faith Rosenfeld*
Managing Director                              Shahan D. Soghikian*
Managing Director                              William Stuek*
Managing Director                              Lauren Tyler*
Managing Director                              Timothy J. Walsh*
Managing Director                              Richard D. Waters, Jr. *
Managing Director                              Damion E. Wicker, M.D.*

                                  DIRECTORS(1)
                               Jeffrey C. Walker*

----------
(1)   Each of whom is a United States citizen
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.



                                     7 of 12

                                  SCHEDULE 13G

ISSUER:  Interline Brands, Inc.                            CUSIP NO.:  458743101


                                                                      SCHEDULE B

                  J.P. MORGAN CHASE BANK, NATIONAL ASSOCIATION

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                                  William B. Harrison Jr.*
President and Chief Executive Officer                                  James Dimon*
Chief Information Officer                                              Austin A. Adams*
Co-CEO, Investment Bank                                                Steven D. Black*
Chief Executive Officer and Executive Vice President, Card Services    Richard J. Srednicki*
Chief Financial Officer                                                Michael J. Cavanagh*
Chief Administrative Officer                                           Frank Bisignano *
Director of Human Resources                                            John F. Bradley*
Co-General Counsel                                                     Joan Guggenheimer*
Chief Investment Officer                                               Ina R. Drew *
Head, Commercial Banking                                               Samuel Todd Maclin*
Head, Strategy                                                         Jay Mandelbaum*
Co-General Counsel                                                     William H. McDavid*
Treasury & Securities Services                                         Heidi Miller*
Head, Retail Financial Services                                        Charles W. Scharf*
Head, Asset & Wealth Management                                        James E. Staley*
Chief Risk Officer                                                     Don M. Wilson III*
MD & Co-CEO, Investment Bank                                           William T. Winters*

----------
(1)   Each of whom is a United States citizen
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                                     8 of 12

                                  SCHEDULE 13G

ISSUER:  Interline Brands, Inc.                            CUSIP NO.:  458743101



                                  DIRECTORS(1)

                           Name Principal Occupation

William B. Harrison, Jr.                        Chairman and Chief Executive Officer
                                                JPMorgan Chase & Co.
                                                270 Park Avenue
                                                New York, NY 10017

James Dimon                                     President and Chief Operating Officer
                                                JPMorgan Chase & Co.
                                                270 Park Avenue
                                                New York, NY 10017

David A. Coulter                                Chairman, West Coast Region
                                                JPMorgan Chase & Co.
                                                270 Park Avenue
                                                New York, NY 10017

Michael J. Cavanaugh                            Chief Financial Officer
                                                JPMorgan Chase & Co.
                                                270 Park Avenue
                                                New York, NY 10017

Charles W. Scharf                               Head of Retail Financial Services
                                                JPMorgan Chase & Co.
                                                270 Park Avenue
                                                New York, NY 10017

Don M. Wilson III                               Chief Risk Officer
                                                JPMorgan Chase & Co.
                                                270 Park Avenue
                                                New York, NY 10017


----------
(1)   Each of whom is a United States citizen





                                     9 of 12

                                  SCHEDULE 13G

ISSUER:  Interline Brands, Inc.                            CUSIP NO.:  458743101


                                                                      SCHEDULE C

                              JPMORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board                                                  William B. Harrison Jr.*
President and Chief Executive Officer                                  James Dimon*
Chief Information Officer                                              Austin A. Adams*
Co-CEO, Investment Bank                                                Steven D. Black*
Chief Executive Officer and Executive Vice President, Card Services    Richard J. Srednicki*
Chief Financial Officer                                                Michael J. Cavanagh*
Chief Administrative Officer                                           Frank Bisignano *
Director of Human Resources                                            John F. Bradley*
Co-General Counsel                                                     Joan Guggenheimer*
Chief Investment Officer                                               Ina R. Drew *
Head, Commercial Banking                                               Samuel Todd Maclin*
Head, Strategy                                                         Jay Mandelbaum*
Co-General Counsel                                                     William H. McDavid*
Treasury & Securities Services                                         Heidi Miller*
Head, Retail Financial Services                                        Charles W. Scharf*
Head, Asset & Wealth Management                                        James E. Staley*
Chief Risk Officer                                                     Don M. Wilson III*
MD & Co-CEO, Investment Bank                                           William T. Winters*


----------
(1)   Each of whom is a United States citizen
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.



                                    10 of 12

                                  SCHEDULE 13G

ISSUER:  Interline Brands, Inc.                            CUSIP NO.:  458743101



                                  DIRECTORS(2)

 NAME                                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                               BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------------------------
 Hans W. Becherer                              Retired Chairman of the Board and
                                               Chief Executive Officer
                                               Deere & Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 John H. Biggs                                 Former Chairman and CEO
                                               TIAA - CREF
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Lawrence A. Bossidy                           Retired Chairman of the Board
                                               Honeywell International Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Stephen B. Burke                              President
                                               Comcast Cable Communications, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                                New York, New York 10017
--------------------------------------------------------------------------------------------------
James S. Crown                                 President
                                               Henry Crown and Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
James Dimon                                    President and Chief Executive Officer
                                               JPMorgan Chase & Co.
                                               270 Park Avenue, 8th Floor
                                               New York, New York 10017-2070
--------------------------------------------------------------------------------------------------
Ellen V. Futter                                President and Trustee
                                               American Museum of Natural History
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 William H. Gray, III                          Retired President and Chief Executive Officer
                                               The College Fund/UNCF
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------


----------
(1)   Each of whom is a United States citizen.


                                    11 of 12

                                  SCHEDULE 13G

ISSUER:  Interline Brands, Inc.                            CUSIP NO.:  458743101



--------------------------------------------------------------------------------------------------
 William B. Harrison, Jr.                      Chairman of the Board
                                               JPMorgan Chase & Co.
                                               270 Park Avenue, 8th Floor
                                               New York, New York  10017-2070
--------------------------------------------------------------------------------------------------
 Laban P. Jackson, Jr.                         Chairman and Chief Executive Officer
                                               Clear Creek Properties, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Lee R. Raymond                                Chairman of the Board and Chief Executive Officer
                                               Exxon Mobil Corporation
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 John W. Kessler                               Owner
                                               John W. Kessler Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Robert I. Lipp                                Senior Advisor
                                               JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Richard A. Monoogian                          Chairman and Chief Executive Officer
                                               Masco Corporation
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 David C. Novak                                Chairman and Chief Executive Officer
                                               Yum! Brands, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 William C. Weldon                             Chairman and Chief Executive Officer
                                               Johnson & Johnson
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------



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